Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

VIA EDGAR

October 29, 2018

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Series:	LVIP Global Aggressive Growth Allocation Managed Risk Fund (the “Global Fund”)
LVIP U.S. Aggressive Growth Allocation Managed Risk Fund (the “U.S. Fund,” and together with the Global Fund, the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments to the amendments to the Trust’s registration statement amendment filed on August 16, 2018 under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Trust’s responses. Where no specific Fund is referenced, the comment applies to the prospectus for each Fund.

1)

For each of the Funds, the second paragraph of the “Underlying Funds Allocation Strategy” on page 2 discloses that “A smaller allocation will be made to underlying funds that invest primarily in… and derivatives.” Please further explain how derivatives will be employed as part of the 20% fixed income component of the Fund and apart from the risk overlay strategy.

A.	The language related to derivatives in that paragraph has been removed. Derivatives will be utilized by each Fund in the risk overlay strategy as disclosed in each prospectus.

2)

For the Global Fund, where the principal investment strategy includes that the Fund will “normally maintain investment exposure to at least three countries outside of the U.S.,” please be more specific than “normally.” For example, consider saying “a majority of the time” or “primarily.”

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

A.	The following text has been added:

“Under normal market conditions, the fund maintains…”

3)	The Global Fund includes a principal risk of “Inflation Indexed Bond Risk.” Please include the corresponding investment strategy in the Summary.

A.	The following text has been added:

“…foreign fixed-income securities, including mortgage-backed securities, inflation protected securities, and…”

4)	Please confirm that all of the risks of the underlying funds that constitute principal risks for the Funds are disclosed in the “Principal Risks” sections.

A.	Confirmed.

5)	Carry all comments through to all sections of prospectuses, as applicable.

A.	All comments have been carried though to all sections of each prospectus.

6)

In the statement of additional information, the existence of an expense reimbursement agreement with respect to the Funds is disclosed. Consider reflecting the expense reimbursement agreement in the fee schedules for the Funds.

A.

Upon the launch of the Fund, the expenses are expected to be below the expense reimbursement indicated in the agreement, so the Annual Fund Operating Expenses table does not require expense waiver disclosure. A footnote will be added to the Annual Fund Operating Expenses table if and when the reimbursement is used.

7)

In the statement of additional information, for Fundamental Investment Restriction 2, disclose a supplemental explanation here or in a footnote of what the 1940 Act permits with respect to borrowing money or issuing senior securities.

A.	The following disclosure has been added:

“The 1940 Act generally permits an open-end fund to borrow money in amounts of up to one-third of the fund’s total assets from banks, and to borrow up to 5% of the fund’s total assets from banks or other lenders for temporary purposes. To limit the risks attendant to borrowing, the 1940 Act generally requires an open-end fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage generally means the ratio that the value of a fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

“Senior securities” are generally fund obligations that have a priority over the fund’s shares with respect to the payment of dividends or the distribution of fund assets. The 1940 Act generally prohibits an open-end fund from issuing senior securities, except that a fund may borrow money in amounts of up to one-third of the fund’s total assets from banks. A fund also may borrow an amount equal to up to 5% of the fund’s total assets from banks or other lenders for temporary purposes, and these borrowings would not be considered senior securities.”

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein
Senior Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christina E. Pron, Esq.

Julie Vossler

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